Writer's Direct Dial: +44 (0) 207 614-2237 E-Mail: ssperber@cgsh.com October 20, 2006

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Re:	GlaxoSmithKline PLC Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 1-15170)

Dear Mr. Rosenberg:

By letter dated September 19, 2006, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-15170) (the “2005 Annual Report”) filed by GlaxoSmithKline PLC (the “Company”) with the Commission on March 3, 2006. This letter contains the Company’s responses to the Commission’s comments.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Mr. Jim B. Rosenberg, p. 2

Consolidated Cash Flow Statement

1.  Please tell us why it is appropriate to provide a cash flow statement whereby operating profit is adjusted rather than profit after taxation (e.g. net income) to present net cash inflow from operating activities. Refer to applicable guidance from IAS 7 in your response.

IAS 7, “Cash Flow Statements”, requires reporting entities to prepare and publish a cash flow statement as a primary financial statement. Although the Standard provides an overall structure of how to present a cash flow statement, including cash flow categorization, and requires a number of specific disclosures, it does not specify the precise format for the cash flow statement. One of the requirements, in paragraph 18, is for an entity to report cash flow from operating activities using either the direct method or the indirect method. In common with many other companies, the Company has elected to use the indirect method whereby profit or loss is adjusted for non-cash transactions, timing differences, etc.In a number of the International Accounting Standards, the term “profit or loss” is taken to mean profit after taxation or “net income”. In IAS 7, however, the Company believes that the meaning of this phrase is unclear. Appendix A to IAS 7, for example, provides a suggested format for the cash flow statement where the reconciliation to cash flow from operating activities starts at profit before taxation, and not profit after taxation. Another illustration that IAS 7 does not require the exclusive use of profit after taxation as the basis for cash flow presentations appears in the last section of Appendix A, in which operating profit before working capital changes is a key element in the analysis of cash flows from operating activities. While the Appendix is for guidance only and does not form part of the Standard, it would be unusual to offer official guidance on the application of a Standard that is contrary to that Standard’s specific requirements.The Company believes, therefore, that IAS 7 permits a choice of profit measure to be used to start the reconciliation to cash flows from operating activities. The Company believes that the objective of the Standard is to disclose the net cash flow from operating activities clearly and consistently and to demonstrate how this can be reconciled back to the income statement (adjusting for tax, financial income and expense) and working capital movements.Furthermore, IAS 7 is very similar in approach to the UK GAAP accounting standard on cash flow statements, FRS 1, which requires the analysis of cash flows from operations to start at operating profit. Since this presentational approach has been followed for many years by the Company (among many other UK-listed companies), it is well understood by analysts and investors. Therefore, in its conversion from UK GAAP to IFRS, the Company determined that maintaining consistency of presentation, where this was permissible, would be the most helpful approach for users of the Company’s financial statements. Since IAS 7 permits this form of presentation, the Company wishes to maintain consistency of reporting and retain operating profit as the starting point for this reconciliation.

Note 37 - Employee Share Schemes

2. Please tell us where you have complied with paragraph 45(c) of IFRS 2.

Paragraph 45(c) of IFRS 2, “Share-based Payment”, requires disclosure for share options exercised during the period of the weighted average share price at the date of exercise. Alternatively, if options were exercised on a regular basis throughout the period, disclosure of the average share price

Mr. Jim B. Rosenberg, p. 3

during the period may be made. As employees exercise share options throughout the year, the Company believes that the requirement of paragraph 45(c) of IFRS is met by the disclosure of the average share price during 2005, which is given in the “Options outstanding” table in Note 37 to the financial statements in the 2005 Annual Report, at the foot of page 132.

Note 38 - Reconciliation to US Accounting Principles – Intangible Assets

3.  With regards to intangible assets related to specific compounds or products which are purchased from a third party and are developed for commercial applications, please tell us your basis under IFRS not to amortize these intangible assets until regulatory approval. We did not note such an accounting policy in IAS 38.

The Company’s IFRS accounting policy in respect of all purchased intangible assets, described in Note 2 to the financial statements in the 2005 Annual Report on page 91, states that amortization of the rights to purchased pharmaceutical compounds starts from the point at which they are “available for use”, as required by paragraph 97 of IAS 38. These pharmaceutical compounds in development are not capable of being used in the manner intended by management (i.e., as finished products available for sale), and are therefore not considered available for use, until regulatory approval has been obtained. Thus, the Company believes its application of IAS 38 is appropriate. Note 38 to the financial statements in the 2005 Annual Report on page 135, though worded differently, explains the practical application of, and is consistent with, the IFRS accounting policy in Note 2 to the financial statements in the 2005 Annual Report on page 91. In future filings, the Company will ensure that the relationship between the two notes is made clearer.

Note 40 - Transition to IFRS

4.  Please tell us what consideration was given to providing the reconciliation of your equity reported under previous GAAP to your equity under IFRS for the end of the latest period presented in the entity’s most recent annual financial statement under previous GAAP. Refer to IFRS 1 paragraph 39(a)(ii).

The reconciliation required by paragraph 39(a)(ii) of IFRS 1, “First-time Adoption of International Financial Reporting Standards”, is to show the movement between equity under the previous GAAP and equity under IFRS at the end of the last accounting period for which financial statements have been prepared under the previous GAAP. For the Company, the last set of UK GAAP financial statements was as at and for the year ended December 31, 2004. The Company believes that the necessary disclosure to meet the requirements under paragraph 39(a)(ii) of IFRS 1 is presented in Note 40 to the financial statements in the 2005 Annual Report, on pages 154 and 156. The format adopted for the reconciliation follows paragraph IG63 of the implementation guidance to IFRS 1 and the example, IG Example 11, in that paragraph.

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Mr. Jim B. Rosenberg, p. 4

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237 or my colleague Adam Schneider at +44 207 614 2341.

Very truly yours,

 /s/ Sebastian R. Sperber

 Sebastian R. Sperber

cc:	Ms. Sasha Parikh, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Julian Heslop, GlaxoSmithKline PLC
Mr. Simon Friend, PricewaterhouseCoopers
Mr. Adam Schneider, Cleary Gottlieb Steen & Hamilton LLP